

November 12, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: EA Series Trust
         Issuer CIK: 0001592900
         Issuer File Number: 333-195493 / 811-22961
         Form Type: 8-A12B
         Filing Date: November 12, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Defined Duration 5 ETF and Defined Duration 20 ET under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications